UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Annual General Meeting of Shareholders of Redhill Biopharma Ltd. (the "Company") held on May 4, 2020, all of the proposed resolutions presented were approved by the shareholders. Below are the proposals adopted:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2020 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2019;

2.	To approve the re-election of Mr. Rick D. Scruggs to the board of directors of the Company (the "Board of Directors"), and the election of Dr. Shmuel Cabilly and Mr. Giuseppe Cipriano to the Board of Directors for an additional three-year term until the annual general meeting to be held in 2023;

3.	To approve an amendment to the Company's Compensation Policy;

4.	To approve an amendment of the Company’s Amended and Restated Award Plan (2010);

5.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer;

6.	To approve a grant of options to purchase American Depository Shares (“ADSs”) (each representing 10 ordinary shares, par value NIS 0.01 per share) (“Ordinary Shares”) of the Company to the non-executive directors of the Company;

7.	To approve the grant of options to purchase ADS’s of the Company to Mr. Dror Ben-Asher;

8.	To approve revisions to the compensation terms and the grant of options to purchase ADS’s of the Company to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer;

9.	To approve an extension of options to purchase ADSs of the Company granted to certain Company directors;

10.	To approve an extension of options to purchase ADSs of the Company granted to Mr. Dror Ben-Asher;

11.	To approve the repricing of options exercisable into ADSs of the Company granted to the Company’s directors;

12.	To approve the repricing of options exercisable into ADSs of the Company granted to Mr. Dror Ben-Asher; and

13.	To approve an increase in the Company’s authorized share capital.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (File No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: May 4, 2020	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

3